THE SOMERSET GROUP, INC.
                   1997 Message to Shareholders


Dear Shareholders:

     It is a pleasure to report that The Somerset Group had net income for 1997 of $2.5 million, or $.93 per share, compared with $2.0 million, or $.78 per share, in 1996. Earnings in 1996 included a one-time charge against Somerset's equity income in First Indiana Corporation of $515,000, or $.20 per share, for an industry-wide assessment to recapitalize the Savings Association Insurance Fund, which insures First Indiana's customers' deposits. Somerset's 1997 income was decreased as a result of the start up cost of Somerset Wealth Management, which made significant progress during the year, but was still not at profitable levels at year end. Our success in annuity and other investment sales were somewhat below that of the previous year, and steps have been taken to improve these sales results.

     Following a critical year of change and growth, we are pleased to report that The Somerset Group is strategically positioned for the years ahead. In 1997, we completed two crucial steps in our transformation of Somerset from a diversified banking and construction services company into a comprehensive financial services provider offering value-added solutions to targeted market segments.

     As we began to chart Somerset's future, we realized that despite literally thousands of alternatives, today's financial services marketplace does not offer a global, forward-looking solution, with an emphasis on objective advice and responsive service. To begin to address this unmet need, we formed Somerset Wealth Management in January 1997. Somerset Wealth Management offers investment advisory services, financial counseling, and wealth management, with an emphasis on objectiveness, responsibility, and reliability.

     In December 1997, we announced our intention to merge with Whipple & Company, a privately held certified public accounting and consulting firm in Indianapolis. Upon completion of the merger in January 1998, Whipple brought more than 2,000 clients to Somerset and increased our total assets under management to more than $250 million. Somerset Wealth Management and Whipple & Company now operate under a new name that reflects our integrated approach:
Somerset Financial Services.

     The merger with Whipple was a logical step in Somerset's transformation into a comprehensive financial services firm. Established in 1960, Whipple has operated under second generation ownership since 1985. Over the past decade, the firm has expanded from traditional audit and accounting services into a diverse consulting practice. Whipple brings together the talent and expertise of seventy individuals, many of whom are CPAs, CFPs, and other financial professionals.

     The addition of Whipple & Company places Somerset in an enviable position in the Indiana marketplace. We can now offer a full array of financial products and services, including tax planning and preparation, health care consulting, information technology services, management consulting, estate planning, retirement planning, and accounting services. First Indiana Bank, with its traditional banking products, and our One Investment Division, which offers tax-deferred annuities, mutual funds, and securities, round out the array of financial services available to our clients.

     Like many of our clients, Somerset Financial Services is locally based, family-operated, and entrepreneurial in philosophy. Our needs-based, problem-solving approach is striking a responsive chord with the family-owned businesses and high-net-worth individuals we have targeted. Many of our clients have not felt adequately served by traditional financial planners, and others have been put off by the hidden fees and soft-dollar compensation of investment advisers. This alignment of heritage and philosophies between Somerset and our clients creates exciting possibilities. Somerset Financial Services brings enormous potential for growth in our client base and earnings.

     Somerset's transition to a comprehensive financial services provider has been challenging. Now that the transition is nearing completion, we believe that we are well-positioned to meet the unique needs of an under-served segment of the marketplace and move forward with confidence in higher earnings and greater long-term potential.

     We look forward to reporting to you on our progress throughout 1998, and we appreciate your loyalty and confidence.

Sincerely,



Robert H. McKinney                 Marni McKinney
Chairman                           President and Chief Executive Officer